For immediate release	Exhibit No. 99.1

FAIRMONT HOTELS & RESORTS INC. ANNOUNCES
RENEWAL OF NORMAL COURSE ISSUER BID

TORONTO, October 26, 2005 - Fairmont Hotels & Resorts Inc. (“FHR”) (TSX/NYSE: FHR) announced today that it has received regulatory approval for a normal course issuer bid effective October 31, 2005. FHR has been authorized to purchase up to 7,200,000 of its common shares, or 10% of its public float of approximately 72.1 million currently outstanding common shares, in the twelve-month period following the bid’s effective date. FHR expects to purchase its common shares at certain times over the course of the year when it believes that the share price is attractive and that the purchase of common shares would be an appropriate use of corporate funds.

Purchases under the bid may commence on October 31, 2005 and will terminate on October 30, 2006, or on such earlier date as FHR may complete its purchases pursuant to the notice of intention to make a normal course issuer bid filed with the Toronto Stock Exchange (the “TSX”). Purchases will be made on the open market by FHR either through the facilities of the TSX or the New York Stock Exchange (the “NYSE”) in accordance with the rules and policies of these exchanges. The price that FHR will pay for any such shares will be the market price of such shares on the TSX or the NYSE at the time of acquisition. Common shares purchased under the bid will be cancelled.

FHR purchased 5,003,900 of its common shares at an average price of US$31.99 within the past 12 months under its previous normal course issuer bid, which expires on October 28, 2005.

About Fairmont Hotels & Resorts Inc.
FHR is a leading owner/operator of luxury hotels and resorts. FHR's managed portfolio consists of 88 luxury and first-class properties with more than 33,000 guestrooms in the United States, Canada, Mexico, Bermuda, Barbados, United Kingdom, Monaco, Kenya and the United Arab Emirates. FHR owns Fairmont Hotels Inc., North America's largest luxury hotel management company, as measured by rooms under management, with 50 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs and The Savoy, A Fairmont Hotel. FHR also owns Delta Hotels, Canada's largest first-class hotel management company, which manages and franchises 38 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 27 properties and an approximate 24% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties. FHR owns FHP Management Company LLC, a private residence club management company that operates Fairmont Heritage Place.

Contact:	Denise Achonu
Executive Director Investor Relations
Tel: 416.874.2485
Email: investor@fairmont.com
Website: www.fairmont.com